Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communication is being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

MuleSoft Acquisition FAQ

NEW Posted FAQ

Who is MuleSoft?

MuleSoft provides one of the world’s leading platforms for building application networks that connect enterprise apps, data and devices across any cloud and on-premise.

Who are MuleSoft’s customers?

MuleSoft enables more than 1,200 customers—including Coca-Cola, Unilever, Barclays and Mount Sinai—to change and innovate faster, deliver differentiated customer experiences and increase operational efficiency.

How many employees does MuleSoft have? Where is the company based?

MuleSoft has approximately 1,200 employees. Its headquarters are in San Francisco, with additional offices in Amsterdam, Atlanta, Austin, Buenos Aires, Chicago, Cologne, Hong Kong, London, Melbourne, New York City, Paris, Pilar, Singapore, Stockholm, Sydney and Washington, D.C.

Why is Salesforce acquiring MuleSoft?

Every company is undergoing a digital transformation and integration has never been more strategic. Together, Salesforce and MuleSoft can help customers unlock valuable data from all of their systems, in the cloud and on-premise — from legacy IT software, to cloud apps, mobile devices and IoT. Following the completion of the acquisition, Salesforce and MuleSoft can deliver even more value to customers as a combined company.

Why is this great for Salesforce and MuleSoft customers?

Salesforce and MuleSoft share a passionate focus on customer success. With MuleSoft, Salesforce will be able to address our customers’ No.1 priority IT challenge: integration. Salesforce and MuleSoft will work together to identify our customers’ key integration initiatives and support their digital transformations. As part of Salesforce, MuleSoft will be able to deliver even more compelling and innovative capabilities to its customers and also leverage Salesforce’s extensive partner network to expand its global distribution footprint.

How will Salesforce support MuleSoft’s strategy and product roadmap?

Salesforce is committed to MuleSoft’s roadmap and vision for Anypoint Platform as a leading hybrid integration platform for both on-premises and cloud deployments. Together, we will drive significant value for our customers and MuleSoft will be able to accelerate its growth and deliver even more innovation to its customers at scale. And as we bring our companies together following the closing of the acquisition, we look forward to sharing more details about MuleSoft as part of Salesforce.

What does the acquisition mean for MuleSoft’s neutrality?

We recognize that much of the value of MuleSoft comes from its openness and neutrality. Following the completion of the acquisition, MuleSoft will be “MuleSoft, a Salesforce company,” continue to be led by CEO Greg Schott and build toward its vision for the application network with Anypoint Platform. MuleSoft will continue to connect any application, data and device—whether it touches Salesforce or not. MuleSoft’s technology will also power the new Salesforce Integration Cloud, which will enable enterprises to surface any data—regardless of where it resides—to drive deep and intelligent customer experiences throughout a personalized 1:1 journey.

How will the acquisition benefit Salesforce and MuleSoft partners?

Salesforce is proud to provide an open platform and will continue to support our vibrant ecosystem as we believe strongly that our partners are a key enabler of our customers’ and company’s success.

Once the transaction closes, MuleSoft will be a source of value for many Salesforce partners as they go to market with combined solutions that accelerate our customers’ digital transformations. Salesforce partners will also have the ability to extend their services to include industry-leading integration capabilities and create additional apps and revenue streams.

The combination of Salesforce and MuleSoft will also provide tremendous value and opportunity for MuleSoft partners. And we will continue to invest in Anypoint Platform, building toward MuleSoft’s vision for the application network.

Both companies remain focused on partner success and speed of innovation.

How much is Salesforce paying for MuleSoft?

Please see our press release.

When will the transaction close?

The transaction is expected to close in the second quarter of Salesforce’s fiscal year 2019, ending July 31, 2018.

Additional Information and Where to Find It

salesforce.com, inc. (the “Company”) commenced an exchange offer for the outstanding shares of MuleSoft, Inc. (“MuleSoft”) on April 2, 2018. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and MuleSoft have filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, the Company filed a tender offer statement on Schedule TO and a registration statement on Form S-4, and MuleSoft filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.